Alliance One International, Inc. 8001 Aerial Center Parkway Post Office Box 2009 Morrisville, NC 27560-2009 USA	Tel: 919 379 4300 Fax: 919 379 4346 www.aointl.com

July 17, 2013

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549-7010

Re:	Alliance One International, Inc.

Schedule TO

Ladies and gentlemen:

Alliance One International, Inc. (the “Company”) is today filing its Schedule TO (the “Schedule TO”) in connection with the commencement of its cash tender offer (the “Tender Offer”) for any and all of its outstanding 5½% Convertible Senior Subordinated Notes due 2014 (the “Convertible Notes”).

The Tender Offer is being made on the terms and subject to the conditions set forth in the Company’s Offer to Purchase (the “Offer to Purchase”) filed as Exhibit (a)(1)(i) to the Schedule TO, including the Financing Condition, the Credit Facility Condition and the Redemption Condition, as such terms are defined in the Offer to Purchase. The Company acknowledges that it is aware of the staff’s position that a material change in an offer occurs when the offer becomes fully financed and, accordingly, five business days must remain in the offer or the offer must be extended upon satisfaction or waiver of a financing condition. The Company confirms that it will disseminate the disclosure of the waiver or satisfaction of the Financing Condition, or of any other material change in the Tender Offer (including the satisfaction or waiver of the Credit Facility Condition and the Redemption Condition), in a manner reasonably calculated to inform security holders as required by Rule 13e-4(e)(3). In addition, the Company confirms that five business days will remain in the Tender Offer, or that the Tender Offer will be extended so that at least five business days remain in the Tender Offer, following disclosure of any such material change.

The Company also advises the staff that the Convertible Notes have not been registered under either the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended (the “Exchange Act”), are not subject to Section 15(d) or Section 12(g) of the Exchange Act, are not listed on any national securities exchange and are not authorized to be quoted in an inter-dealer quotation system of a registered national securities association. The Convertible Notes are represented by global note certificates held by Cede & Co., nominee of The Depository Trust Company (“DTC”). The Company advises the staff that, based on information provided by DTC, the number of participants who are record holders of the Convertible Notes through DTC is less than 300.

Please contact our legal counsel, Stephen M. Lynch at Robinson, Bradshaw & Hinson, P.A. at 704 377-8355 (email: slynch@rbh.com or facsimile number: (704) 373-3955)), in the event that there are any comments with regard to this filing.

Very truly yours,

/s/ Robert A. Sheets

Robert A. Sheets
Executive Vice President – Chief Financial Officer and Chief Administrative Officer